UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

04 March 2016
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

4th March 2016

RE-ISSUE OF TREASURY SHARES

CRH plc announces that yesterday, 3rd March 2016, it transferred to participants in an employee share scheme 8,263 Ordinary Shares at a price of €13.64 per Ordinary Share.

CRH plc also announces that yesterday, 3rd March 2016, it transferred to the Trustees of the CRH plc Employee Benefit Trust 697,903 Ordinary Shares in relation to satisfying vested awards made under the CRH 2006 Performance Share Plan at a price of €24.98 per Ordinary Share.

Following the above transactions, CRH plc holds 85,139 Ordinary Shares in Treasury. The number of Ordinary Shares in issue (excluding Treasury Shares) is 823,826,144.

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date: 04 March 2016

By:___/s/Neil Colgan___
Neil Colgan
Company Secretary